Contract

The agreement is among:

Transferor: Inner Mongolia Wulatehou Banner Qianzhen Mine-ProcessingCo.,Ltd

(hereinafter referred to as party A)

Legal Representative: Yu Xiao-jing

ID No: 620402570113132

Country: PR. China

Transferor: Yu Xiao-jing (hereinafter referred to as party B)

ID No: 620402570113132

Transferee: AMERICAN FEDERAL MINING GROUP, INC. (hereinafter referred to as party C)

Registered Place: 6050 W. Eastwood #201 Chicago City IL State, USA

Authorized Representative :   Xu Xue-ming

ID NO: 620402560104093

Country: PR. China

Inner Mongolia Xiangzhen Mining Industry Group Co., Ltd (hereinafter referred to as Xiangzhen) is an incorporation with its registered place in P R. China and with 50 million Yuan of registered capital, and its incorporation business certificate No is

1526342800320. As the shareholders of the Xiangzhen, party A and party B hold 99 percent and 1 percent of the company's shares respectively. Party A hereby agrees to transfer 32 percent of the shares, which he holds, to Party C, and party B is also willing to transfer 1 percent of the shares, which she holds, to Party C, while party C agrees to accept the above said shares separately. Pursuant to the laws and regulations of the P.R. China, on mutual benefits and equal basis, the involved three parties hereby agree to enter into the purchase agreement on the stipulations set forth below.

CHARTER I

THE TITLE AND QUANTITY OF THE SHARES

Party A hereby agrees to transfer 32 percent of Xiangzhen shares, which he holds, to Party C, and party B is also willing to transfer 1 percent of the shares, which she holds, to Party C, while party C agrees to accept the above said shares separately. Thereafter, Party A holds 67 percent while party C holds the rest 33 percent shares of Xiangzhen. Xiangzhen, consequently, becomes a foreign joint venture.

CHARTER II

TRANSACTIONS

Based on physical survey and the financial statement and property list obtained from party A and party B, the three parties confirm, that the 32 percent of shares transferred from party A to party C and the extra 1 percent shares transferred from party B to party C totally worth 2 million US Dollars, of which party A gets 1,939,400 US Dollars and party B deserves the balance of 60,600 US Dollars.

III PAYMENT TERMS AND DATE

The means of payment for party C is as follows:

Party C will make remittance to the account of Inner Mongolia Wulatehou Banner Qianzhen Mine-ProcessingCo.,Ltd. And party A will replace party C to make payment to party B for the concerning 1 percent shares.

For the First Payment of the Transferring Price, subject to the approval approved by the commercial authority department, 25% of the transferring price should be paid within 45 days upon the day when the transferring approval document is issued.

For the Second Payment of the Transferring Price, 25% of the transferring price should be paid within 90 days;

For the Third Payment of the Transferring Price, 25% of the transferring price should be paid within 135 days;

For the Forth Payment of the Transferring Price, 25% of the transferring price should be paid within 180 days.

CHARTER IV

TRANSACTION DEADLINE AND MEANS

The three parties should make corresponding amendments to the Xianzhen Articles of Association and deal with the transferring procedures applied to the authorities concerned within 30 days upon the signing of this contract.

CHARTER V

TAX

In compliance with the Chinese laws, the three parties must bear the tax and expenses incurred in the transaction independently

CHARTER VI

ADMINISTRATION AND EMPLYEE ARRANGEMENT

After the transferring, Yu Xiaojing is the legal person and the president of Xiangzhen. Yu Xiaojing, Xu Xueming and Cui Helin will be three directors constituting the board, among whom, Xu Xueming will hold the post of the general manager and Cui Helin will hold the post of the vice-general-manager. Others in the original management will remain the same while employees will continue their job according to their original labor contracts.

CHARTER VII

BEARING OF THE LIABILITIES AND RIGHTS

1. As the agreement come into effect, the joint venture will take all the risks, losses and company's rights and liabilities before the transaction.

CHARTER VIII

DEFAULT

As the agreement closed, the involved parties are subjected to the binding power and any failure to abide by the agreement must take on the default liabilities.

1、 If party A fails to transfer the said shares to party C on time, compensation on a deferring rate of 0.0004 per share value each day of the said shares must be paid by 'party A to party C , and party C is entitled to cancel the agreement if it is 3 month overdue.

2、 If party C is unable to make the payment for shares according to the agreement's stipulations, compensation on a deferring rate of 0.0004 per share value each day of the said shares must be paid by party C to party A, party A is entitled to cancel the agreement if it is 3 months overdue.

3、 If any party involved in the agreement fail to follow the agreement, the breach party must compensate for the loss of other part or parties of the agreement.

4、 Party A and party B must be responsible for the authenticity and fairness of the financial statement and property list they offered to Xiangzhen. Once any discrepancy or fraud found in shares transferring course or thereafter, party A must perform the indemnifying responsibility

CHARTER IX

DISPUTE SETTLEMENT

Any disputes arising from the agreement must be settled through friendly negotiation, and any party is entitled to file proceedings under the Chinese jurisdictions if the negotiation does not work.

CHARTER X

APPLICABLE LAWS

The contract closing, validity, performance, interpretation, breach, and settlement of the disputes are subject to the Chinese laws and its interpretations.

CHARTER XI

VALIDATION AND TERMINATION

1、 After the signature and seal made, the agreement come into effect on the day as the business authority releases the approval document of the transferring.

2、 The agreement automatically expires after the transferee made the payment and the involved three parties correct the company's registration.

CHARTER XII

OTHER ISSUES

1、 The pending issues, not included in the agreement, are to be resolved by the involved three parties and to be furnished with the amendment.

2、 The agreement is in quadruplicating, one for each of the three parties and two for the concerning authority, and all of them are in equal validity.

3、 The agreement is to be signed on Feb.10, 2006 at Beijing by party A, party B, and party C or by its authorized representatives.

Party A: Inner Mongolia Wulatehou Banner Qianzhen Mine-ProcessingCo.,Ltd

Incorporation Representative:

Date: Feb.10, 2006

Party B: Yu Xiao-jing

Signature:

Date: Feb.10, 2006

Party C: AMERICAN FEDERAL MINING GROUP, INC

Signature:

Date: Feb.10, 2006